September 28, 2018


George Kok
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, NY 10036

       Re:      Morgan Stanley Capital I Inc.
                Registration Statement on Form SF-3
                Filed September 20, 2018
                File No. 333-227446

Dear Mr. Kok:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 with any questions.


                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief
                                                           Office of Structured
Finance


cc:    Kevin C. Blauch, Sidley Austin LLP
       Jonathan Nunes, Sidley Austin LLP